SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada  H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  __    Form 40-F  ✓_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No  ✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated July 27, 2010

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021and 333-146175.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI REPORTS STRONG MARGIN AND EPS GROWTH IN Q3-F2010

Q3-F2010 year-over-year highlights from continuing operations:

•	Revenue of $901.6 million, up 0.7% on a constant currency basis;
•	Bookings of $838 million;
•	Adjusted EBIT of $124.5 million, up 10.0%;
•	Adjusted EBIT margin of 13.8%, up from 11.9%
•	Earnings of $85.9 million, up 12.0%;
•	Earnings margin of 9.5%, up from 8.1%;
•	Diluted EPS of 30 cents, up 20%;
•	Cash from operating activities of $102.8 million;
•	Backlog of $11.4 billion.

Note: All figures are in Canadian dollars and from continuing operations. Q3 F2010 MD&A, financial statements and accompanying notes may be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, July 27, 2010 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) reported fiscal 2010 third quarter revenue of $901.6 million. Foreign exchange fluctuations unfavourably impacted revenue by $55.3 million, or 5.8% compared with the same period last year. Sequentially, and year-over-year, revenue was stable on a constant currency basis.

Adjusted EBIT was $124.5 million compared with $113.1 million in the same quarter last year, representing an increase of 10.0% year-over-year. This represents an adjusted EBIT margin of 13.8% up from 11.9% in the third quarter of 2009.

Net earnings were $85.9 million or 9.5% of revenue compared with $76.7 million in the same quarter last year, representing an increase of 12.0% year-over-year.

Diluted earnings per share were 30 cents, up 20.0% compared with 25 cents in the same period last year.

The Company generated $102.8 million in cash from operating activities, or 11.4% of revenue for the third quarter. On a last twelve months basis, CGI has generated $586.3 million or approximately $1.96 in cash per diluted share.

Normal Course Issuer Bid
The Company purchased 7.1 million CGI shares during the quarter for $111.8 million. Since the beginning of the fiscal year on October 1, 2009, 27,483,385 shares were purchased at an average price of $14.31 for a total investment of $393.3 million.

On January 27, 2010 the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid for the purchase of up to an additional 10% of the Company’s public float of shares, or approximately 25 million shares during the next year. As at June 30, 2010 the Company has purchased 40% of its allowable amount.

In millions of Canadian dollars from continuing operations except earnings per share and where noted
	Q3 F2010	Q3 F2009
Revenue	901.6	950.4
Adjusted EBIT Margin	124.5 13.8%	113.1 11.9%
Earnings before income taxes Margin	120.2 13.3%	111.1 11.7%
Earnings	85.9	76.7
Margin	9.5%	8.1%
Earnings per share (diluted)	0.30	0.25
Weighted average number of outstanding shares (diluted)	290,226,120	311,500,173
Interest on long-term debt	4.4	3.5
Days of sales outstanding (DSO)	36	41
Return on invested capital	16.8%	13.8%
Return on equity	16.1%	14.3%
Bookings	838	1,059
Backlog	11,358	11,772

During the quarter, the Company booked $838 million in new contract wins, extensions and renewals, bringing the total bookings over the last twelve months to $4.1 billion, for a book-to-bill of 113%. At the end of June 2010, the Company’s backlog of signed orders stood at $11.4 billion. This represents 3.1 times annual revenue.

“We continue to see a gradual return of discretionary spending on strategic IT initiatives," said Michael E. Roach, President and Chief Executive Officer. “The strength of our cash generation ability combined with the significant and consistent growth in earnings per share afford us the operating flexibility to expand and deepen our business relationships with both new and existing clients on a global basis."

"Our commitment to operational excellence and adherence to sound business fundamentals continue to surface shareholder value," added Mr. Roach.

At the end of the fiscal third quarter, the Company had over $1.7 billion in available capital, including $394.6 million in cash and an unused $1.3 billion under its line of credit secured through 2012.

Acquisition of Stanley, Inc.
On July 12, 2010, CGI announced the extension of its tender offer for shares of Stanley
(NYSE: SXE) until August 2, 2010 because certain conditions to the Offer (including the review and approval by the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to Section 721 of the Defense Production Act of 1950 and the approval by the Defense Security Service of the United States Department of Defense of

a plan to operate Stanley’s business pursuant to a “FOCI” (foreign ownership, control or influence) mitigation agreement that does not impose certain restrictions or conditions) were not yet satisfied before the expiration of the Offer. At the time of the extension, 84% of the shares had been tendered. These conditions have still not been met. The Company remains committed to disclosing further details as appropriate.

Third Quarter F2010 Results Conference Call
Management will host a conference call to discuss results at 9:00 a.m. Eastern time this morning. Participants may access the call by dialing (866) 223-7781 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As of June 30, 2010, CGI's order backlog was $11.4 billion. CGI shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.

Use of Non-GAAP Financial Information
CGI reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Explanations as well as reconciliations of these non-GAAP measures with the GAAP financial statements are provided in the MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:
Lorne Gorber
Vice-President
Global Communications and Investor Relations
514 841-3355
lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: July 27, 2010	By /s/ Benoit Dubé Name: Benoit Dubé Title: Executive Vice-President, and Chief Legal Officer